Exhibit 23.1

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609

KPMG Millennium Tower

Tel Aviv 6100601, Israel

+972 3 684 8000

2/7/2026

CBIZ CPAs P.C.

New York, NY

To Whom It May Concern:

In connection with the Form S-8 to be filed by Cyabra, Inc. on July 2, 2026. We advise you that we have reviewed the unaudited interim consolidated financial information of Cyabra, Inc. and its subsidiaries as of the three-month period ended March 31, 2026. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). We further advise you that we have obtained knowledge of the accounting and financial reporting practices of Cyabra, Inc. and its subsidiaries and their internal control structure as contemplated by AS 4105. As a result of performing our review, nothing came to our attention that, in our opinion, would have a material effect on, or require disclosure in, the financial statements of Trailblazer Holdings, Inc.(currently known as Cyabra, Inc.) as of December 31, 2025 and for the year ended on which you reported under the date of March 25, 2026. However, we have not audited the consolidated financial statements of Cyabra, Inc. and its subsidiaries, or the effectiveness of internal control over financial reporting, as of March 31, 2026.

Should anything come to our attention prior to the effective date of the registration statement that, in our judgment, would have a material effect on, or require disclosure in, the consolidated financial statements of Cyabra, Inc. and its subsidiaries audited by you, we shall notify you promptly.

Very truly yours,

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
July 2, 2026

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee